UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 6)1

Nano Dimension Ltd.

(Name of Issuer)

Ordinary Shares par value NIS 5.00 per share

(Title of Class of Securities)

63008G203

(CUSIP Number)

MURCHINSON LTD.

145 Adelaide Street West, Fourth Floor

Toronto, Ontario Canada A6 M5H 4E5

(416) 845-0666

ANDREW FREEDMAN, ESQ.

MEAGAN REDA, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 18, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63008G203

1	NAME OF REPORTING PERSON

Murchinson Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		7,500,000*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,500,000*#
PERSON WITH	9	SOLE DISPOSITIVE POWER

7,500,000*
	10	SHARED DISPOSITIVE POWER

7,500,000*#
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,000,000*#
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%
14	TYPE OF REPORTING PERSON

CO

* Represents American Depositary Shares (“ADSs”) (each ADS represents one Ordinary Share).

# Includes 3,000,000 Ordinary Shares.

2

CUSIP No. 63008G203

1	NAME OF REPORTING PERSON

Nomis Bay Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,500,000*#
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,500,000*#
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,500,000*#
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.8%
14	TYPE OF REPORTING PERSON

CO

* Represents American Depositary Shares (“ADSs”) (each ADS represents one Ordinary Share).

# Includes 3,000,000 Ordinary Shares.

3

CUSIP No. 63008G203

1	NAME OF REPORTING PERSON

BPY Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,000,000*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,000,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,000,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.2%
14	TYPE OF REPORTING PERSON

CO

* Represents American Depositary Shares (“ADSs”) (each ADS represents one Ordinary Share).

4

CUSIP No. 63008G203

1	NAME OF REPORTING PERSON

EOM Management Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,500,000*#
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

7,500,000*#
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,500,000*#
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.0%
14	TYPE OF REPORTING PERSON

CO

* Represents American Depositary Shares (“ADSs”) (each ADS represents one Ordinary Share).

# Includes 3,000,000 Ordinary Shares.

5

CUSIP No. 63008G203

1	NAME OF REPORTING PERSON

James Keyes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,500,000*#
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

7,500,000*#
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,500,000*#
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.0%
14	TYPE OF REPORTING PERSON

IN

* Represents American Depositary Shares (“ADSs”) (each ADS represents one Ordinary Share).

# Includes 3,000,000 Ordinary Shares.

6

CUSIP No. 63008G203

1	NAME OF REPORTING PERSON

Jason Jagessar
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of Trinidad and Tobago
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,500,000*#
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

7,500,000*#
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,500,000*#
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.0%
14	TYPE OF REPORTING PERSON

IN

* Represents American Depositary Shares (“ADSs”) (each ADS represents one Ordinary Share).

# Includes 3,000,000 Ordinary Shares.

7

CUSIP No. 63008G203

1	NAME OF REPORTING PERSON

Chaja Carlebach
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Switzerland
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,500,000*#
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

7,500,000*#
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,500,000*#
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.0%
14	TYPE OF REPORTING PERSON

IN

* Represents American Depositary Shares (“ADSs”) (each ADS represents one Ordinary Share).

# Includes 3,000,000 Ordinary Shares.

8

CUSIP No. 63008G203

1	NAME OF REPORTING PERSON

Marc J. Bistricer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		7,500,000*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,500,000*#
PERSON WITH	9	SOLE DISPOSITIVE POWER

7,500,000*
	10	SHARED DISPOSITIVE POWER

7,500,000*#
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,000,000*#
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%
14	TYPE OF REPORTING PERSON

IN

* Represents American Depositary Shares (“ADSs”) (each ADS represents one Ordinary Share).

# Includes 3,000,000 Ordinary Shares.

9

CUSIP No. 63008G203

The following constitutes Amendment No. 6 to the Schedule 13D filed by the undersigned (the “Amendment No. 6”). This Amendment No. 6 amends the Schedule 13D as specifically set forth herein.

Item 1.	Security and Issuer.

Item 1 is hereby amended and restated to read as follows:

This statement relates to the ordinary shares, par value NIS 5.00 per share (the “Ordinary Shares”), of Nano Dimension Ltd., a corporation incorporated under the laws of Israel (the “Issuer”) and to American Depositary Shares of the Issuer, each of which represents one Ordinary Share (the “ADSs” and together with the Ordinary Shares, the “Shares”). The address of the principal executive offices of the Issuer is 2 Ilan Ramon, Ness Ziona, 7403635 Israel.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

In connection with the ADS Conversion defined and described in Item 4 below, Nomis Bay paid $150,017.50 in fees to the Bank of New York Mellon (“BNYM”), as depositary.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On July 20, 2023, Murchinson delivered a letter to the Issuer’s Board of Directors (the “Board”), in which, among other things, Murchinson (i) reminded the Issuer of its continued delay in holding this year’s Annual General Meeting of Shareholders (the “AGM”) despite public statements that it would hold the AGM around the same time as last year, (ii) expressed its concerns that, as part of the Board’s continued efforts to disenfranchise shareholders, it appears that the Board plans to hold the AGM at the latest day possible under Israeli law, and (iii) informed the Board that given the upcoming AGM (which is expected to be called and held well before the Israeli Court will issue its decision) and the Board’s history of concerning actions and apparent attempts to disenfranchise shareholders, Murchinson determined to convert a portion of the ADSs held by Nomis Bay into Ordinary Shares (the “ADS Conversion”). As part of the ADS Conversion, Nomis Bay surrendered and withdrew 3,000,000 of its ADSs to BNYM, the depositary, and requested delivery of the underlying 3,000,000 Ordinary Shares, which the depositary and the Issuer’s transfer agent confirmed was completed on July 18, 2023. As a result of the ADS Conversion, Nomis Bay holds 1,500,000 ADSs and 3,000,000 Ordinary Shares.

The foregoing description of the July 20, 2023 letter does not purport to be complete and is qualified in its entirety by reference to the letter, which is incorporated herein by reference as Exhibit 99.1 hereto.

Item 5.	Interest in the Securities of the Issuer.

Item 5 (c) is hereby amended and restated to read as follows:

Other than the ADS Conversion defined and described in Item 4 above, there have been no transactions in the Shares by the Reporting Persons since the filing of Amendment No. 5 to the Schedule 13D.

10

CUSIP No. 63008G203

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Letter to the Board of Directors of the Issuer, dated July 20, 2023.

11

CUSIP No. 63008G203

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 20, 2023

Nomis Bay Ltd

By:	/s/ James Keyes
	Name:	James Keyes
	Title:	Director

BPY Limited

By:	/s/ James Keyes
	Name:	James Keyes
	Title:	Director

EOM Management Ltd.

By:	/s/ Chaja Carlebach
	Name:	Chaja Carlebach
	Title:	Director

Murchinson Ltd.

By:	/s/ Marc J. Bistricer
	Name:	Marc J. Bistricer
	Title:	Chief Executive Officer

/s/ James Keyes
James Keyes

/s/ Jason Jagessar
Jason Jagessar

/s/ Chaja Carlebach
Chaja Carlebach

/s/ Marc J. Bistricer
Marc J. Bistricer

12